UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 20, 2007
OSI GEOSPATIAL INC.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑

OSI Geospatial Inc.

NOTICE OF
2007 ANNUAL AND
SPECIAL GENERAL MEETING

INFORMATION CIRCULAR

March 19, 2007

TO OUR SHAREHOLDERS
I am pleased to invite you to attend the Annual and Special General Meeting (the “Meeting”) of shareholders of OSI Geospatial Inc. (OSI) to be held on Wednesday, April 18, 2007 at 1:30 p.m. (Pacific Time) at the Metropolitan Hotel at 645 Howe Street, Vancouver, British Columbia.
The attached Notice of Annual and Special General Meeting and Information Circular provide details of the business to be conducted at the Meeting. A copy of the Company’s Annual Report is also enclosed and highlights some of OSI’s significant achievements over the last year.
Your vote is important to us. Whether or not you plan to attend the Meeting, please sign, date and return the enclosed proxy according to the instructions on the form.
I look forward to seeing you at the Meeting on April 18.
Sincerely,
OSI Geospatial Inc.

KENNETH KIRKPATRICK
President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the 2007 Annual and Special General Meeting (the “Meeting) of the shareholders of OSI GEOSPATIAL INC. (the “Company”) will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, on Wednesday, April 18, 2007 at 1:30 p.m. (Pacific Time) for the following purposes:
(a)	to receive and consider the report of the directors;

(b)	to receive and consider the financial statements of the Company for the financial year ended November 30, 2006 and the report of the auditors thereon;

(c)	to appoint an auditor for the Company for the ensuing year;

(d)	to fix the number of directors;

(e)	to elect directors for the ensuing year;

(f)	to consider and, if thought fit, pass an ordinary resolution approving an amended and restated shareholder rights plan; and

(g)	to transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.
The text of the proposed ordinary resolution to approve the amended and restated shareholder rights plan of the Company is set out in the accompanying Information Circular in the section entitled “Particulars of Matters to be Acted Upon”.
The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, during normal business hours up to the date of the Meeting, and at the Meeting.
The directors of the Company have fixed March 14, 2007 as the record date for the determination of the shareholders entitled to receive this Notice.
Accompanying this Notice are an Information Circular, form of proxy, request form respecting financial statements, the Company’s Annual Report, which includes the Letter to Shareholders, and other corporate information, the consolidated financial statements for the years ended November 30, 2006 and 2005 with the auditor’s report thereon, and management’s discussion and analysis. The Information Circular contains information relating to the matters to be addressed at the Meeting.
A shareholder who is entitled to attend and vote at the Meeting, or an intermediary holding shares on behalf of an unregistered member, is entitled to appoint a proxy to attend and vote in his or her stead. Any shareholders who do not expect to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy or other form of proxy and return same within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.
DATED at North Vancouver, British Columbia, this 14th day of March, 2007.
ON BEHALF OF THE BOARD OF DIRECTORS OF
OSI GEOSPATIAL INC.

JOHN SENTJENS
Secretary

Table of Contents

PROXY SOLICITATIONS	2
APPOINTMENT OF PROXIES	2
REVOCATION OF PROXIES	2
CHANGES TO PROXY DELIVERY TO BENEFICIAL SHAREHOLDERS	2
ADVICE TO BENEFICIAL SHAREHOLDERS	3
VOTING OF PROXIES	4
VOTING IN PERSON	5
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	5
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5
ELECTION OF DIRECTORS	5
STATEMENT OF EXECUTIVE COMPENSATION	7
REPORT ON EXECUTIVE COMPENSATION	11
STOCK PERFORMANCE GRAPH	12
COMPENSATION OF DIRECTORS	13
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	14
CORPORATE GOVERNANCE	14
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	17
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	17
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	17
APPOINTMENT OF AUDITOR	17
MANAGEMENT CONTRACTS	17
PARTICULARS OF MATTERS TO BE ACTED UPON	17
DISCLOSURE RESPECTING SECURITY-BASED COMPENSATION ARRANGEMENTS	23
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON	24
ADDITIONAL INFORMATION	25
BOARD APPROVAL	25
BOARD OF DIRECTORS’ MANDATE	26

INFORMATION CIRCULAR
THIS DOCUMENT CONTAINS INFORMATION AS AT MARCH 14, 2007. UNLESS
OTHERWISE INDICATED, ALL AMOUNTS ARE IN CANADIAN DOLLARS.
PROXY SOLICITATIONS
The form of proxy accompanying this Information Circular is being solicited on behalf of the management of OSI GEOSPATIAL INC. (“we”, “us” or the “Company”) for use at the Annual and Special General Meeting of Shareholders of the Company (and any adjournment thereof) (the “Meeting”) to be held on Wednesday, April 18, 2007 at the time and place and for the purposes set out in the accompanying Notice of Meeting.
Management’s solicitation of proxies will primarily be by mail, but some proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.
APPOINTMENT OF PROXIES
The individuals named in the accompanying form of proxy are directors and/or officers of the Company.
A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy.
A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the “Transfer Agent”) not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chair of the Meeting prior to the commencement of the Meeting.
REVOCATION OF PROXIES
A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.
CHANGES TO PROXY DELIVERY TO BENEFICIAL SHAREHOLDERS
There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including the directors and officers of the Company) had no knowledge of the identity of any of their beneficial owners, including NOBOs.

After September 1, 2002, subject to the provision of National Instrument 54-101, “Communication with Beneficial Owners of Securities of Reporting Issuers”, issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Issuers may now obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.
This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs via its transfer agent. As a result, NOBOs can expect to receive a scannable Voting Instruction Form from the Company’s transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc.) (“Computershare”).
ADVICE TO BENEFICIAL SHAREHOLDERS
The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name.
Shareholders who hold their common shares through their brokers, intermediaries, trustees, or other persons, or who otherwise do not hold their common shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting.
If the common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those common shares will, in all likelihood, not be registered in the shareholder’s name. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.
Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.
The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.
In Canada the vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) and/or Computershare. ADP and Computershare typically prepare a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and ask Beneficial Shareholders to return the forms to them, or otherwise communicate voting instructions by way of the Internet or telephone, for example. ADP and Computershare then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting.

A Beneficial Shareholder who receives an ADP or Computershare voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction forms must be returned to ADP or Computershare (or instructions respecting the voting of common shares must otherwise be communicated to ADP or Computershare) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.
All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.
VOTING OF PROXIES
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
This proxy should be signed in the exact manner as the name appears on the proxy.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.
THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
This proxy should be read in conjunction with the accompanying documentation provided by management.

VOTING IN PERSON
Any shareholder attending the Meeting to vote personally or as proxyholder for another shareholder shall be required to produce identification satisfactory to the Chair of the Meeting establishing his or her identity.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
As of March 14, 2007, the Company had 36,858,810 common shares without par value, 30,262 Class A Preference Shares Series A Convertible and 250,570 Class B Series 2 Convertible Preference Shares issued and outstanding.
The holders of common shares, Class A Preference Series A Convertible Shares (“Class “A”, Series A Shares”) and Class B Series 2 Convertible Preference Shares (“Class “B” Series 2 Shares”) are entitled to receive notice of and to attend and vote at any meetings of the shareholders of the Company.
Only shareholders of record at the close of business on March 14, 2007 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.
To the knowledge of the directors and senior officers of the Company no person holds, directly or indirectly, shares carrying more than 10% of the voting rights attached to all classes of voting shares of the Company.
ELECTION OF DIRECTORS
Management of the Company proposes that the number of directors for the ensuing year be fixed at seven. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at seven. Management intends to nominate the persons named in the following table for election as directors of the Company. Each of management’s nominees currently serves as a director of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In fiscal 2006 the Company had an Audit Committee, a Human Resources and Compensation Committee, and an Executive Committee. The members of such committees are indicated below.
The following information concerning the proposed nominees has been furnished by each of them:

No. of Shares
Beneficially Owned,
Name and Present	Principal Occupation for the		Controlled or
Position in the Company	Past Five Years	Director Since	Directed(1)

RAYMOND W. JOHNSTON Chair of the Board & Director(3)(4)	President of Chamber of Maritime Commerce, December 1999 to present; CEO, Canada Steamship Lines, May 1992 to June 1999.	November 14, 2000 (and from December 21, 1994 to September 28, 1998)	54,000 common shares

KENNETH KIRKPATRICK President, Chief Executive Officer & Director(3)	President and CEO of the Company, November 7, 2005 to present; COO of the Company, June 2001 to November 2005.	November 7, 2005	55,500 common shares

HELMUT F. LOBMEIER Director(2)	Independent Businessman and formerly co-owner of PSL Steel Ltd.	April 26, 1990	731,695 common shares

CAPTAIN WALTER P. PURIO Director(4)	Independent Marine Consultant, 2000 to present; President, P and H Marine Associates, Inc., 1993 to 2000; Shipmaster — Oceans, General Dynamics, American Overseas Marine Corporation, 1985 to present.	January 14, 1999	133,000 common shares

GERALD J. SHIELDS Director	Principal of Providia Investment November, 2006 to present; Lawyer engaged in private practice with the firms of Godinho Sinclair Shields, and from July 2005 to November 2006 with Clark Wilson LLP.	April 8, 2005	50,000 common shares

JOSEPH A. STROUD Director(2)(3)	Partner at General Management Partners LLC, 2005 to present; Consultant at J.J. Lehman Equity Investors I, LP, 1997 to present.	March 15, 2006	100,000 common shares

DONALD W. YOUNG(2) (3) Director	Retired, October 2005 to present; Audit Partner KPMG LLP 1979 to September 2005.	March 15, 2006	50,000 common shares
NOTES:
(1)	The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the date of this Information Circular.

(2)	Member of Audit Committee.

(3)	Member of Executive Committee.

(4)	Member of Human Resources and Compensation Committee.
All of the above persons are ordinarily resident in Canada except Messrs. Purio and Stroud, who are ordinarily resident in Australia and the United States of America respectively.

STATEMENT OF EXECUTIVE COMPENSATION
Executive Compensation
The table below sets out particulars of compensation paid to Named Executive Officers the following Executive Officers for services to the Company during the three most recently completed financial years. The following executive officers are “Named Executive Officers”:
(a)	the Company’s chief executive officer (“CEO”) during the most recently completed financial year;

(b)	the individual who served as our chief financial officer or acted in a similar capacity (“CFO”) during the most recently completed financial year;

(c)	each of our three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; and

(d)	any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.
The following are the Company’s Named Executive Officers for the purposes of the following disclosure: Kenneth Kirkpatrick (President and CEO), John Sentjens (Vice President, Finance), Andrew Carniel (Vice President, Business Development, Wayne Zachary (Vice President & GM of U.S. Systems Operations) and Wayne Hoyle (Vice President & GM of International Systems Operations).
Summary Compensation Table
The following sets forth compensation for the Company’s Named Executive Officers for the fiscal years indicated:

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION
					AWARDS		PAYOUT
Restricted
					Securities	Shares or
					Under	Restricted
				Other	Options	Share	LTIP	All
Name	Year	Salary	`Bonus	Annual	Granted	Units	Payouts	Other
		($)	($)	($)	(#)	($)	($)	($)

Kenneth H. Kirkpatrick President and CEO(1)	2006 2005 2004	$249,909 $156,461 $138,269	$78,000 $22,500 $10,000	$9,423 $6,154 $5,385	Nil 288,333 45,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

John T. Sentjens VP Finance and Secretary	2006 2005 2004	$131,731 $108,230 $97,923	$39,000 $15,000 7,500	Nil Nil Nil	Nil 222,000 18,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Andrew Carniel VP Business Development	2006 2005 2004	$165,961 $140,000 $138,269	33,000 $7,500 $10,000	$6,006 Nil $1,679	Nil 188,333 45,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION
					AWARDS		PAYOUT
Restricted
					Securities	Shares or
					Under	Restricted
				Other	Options	Share	LTIP	All
Name	Year	Salary	`Bonus	Annual	Granted	Units	Payouts	Other
		($)	($)	($)	(#)	($)	($)	($)

Wayne Zachary VP & GM of U.S. Systems Operations(2)	2006 2005 2004	$161,783 — —	$34,053 — —	$8,175 — —	Nil — —	Nil — —	Nil Nil —	Nil — —

Wayne Hoyle VP & GM of International Systems Operations(3)	2006 2005 2004	$126,923 $105,092 $89,009	Nil Nil Nil	$58,218 $63,671 $96,477	Nil 45,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
NOTES:
(1)	Mr. Kirkpatrick was promoted from COO to President and CEO on November 7, 2005.

(2)	Mr. Zachary joined the organization on December 15, 2005 through its acquisition of CHI Systems.

(3)	Mr. Hoyle’s remuneration arrangement includes compensation paid under a commission arrangement tied to the closing of sales. The above figures include variable compensation paid to him under this arrangement of $58,218 (fiscal 2006) $63,671 (fiscal 2005) and $96,477 (fiscal 2004).
Long-Term Incentive Plans — Awards in Financial Year Ended November 30, 2006
The Company has no long-term incentive plans in place. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.
Stock Option Grants During the Financial Year Ended November 30, 2006
The following table sets forth grants of stock options during the 2006 fiscal year to the Named Executive Officers:

Market Value
		Total Options		Of Securities
		Granted to		Underlying
	Securities Under	Employees in	Exercise or	Options on the
Name	Options Granted	Financial Year	Base price	Date of Grant	Expiration Date
	(#)	(%)	($/Security)	($/Security)

Kenneth H. Kirkpatrick President and CEO	Nil	Nil	Nil	Nil	Nil

John T. Sentjens VP Finance and Secretary	Nil	Nil	Nil	Nil	Nil

Andrew Carniel VP Business Development	Nil	Nil	Nil	Nil	Nil

Wayne Zachary VP & GM of U.S. Systems Operations	Nil	Nil	Nil	Nil	Nil

Wayne Hoyle VP & GM of International Systems Operations	Nil	Nil	Nil	Nil	Nil

Aggregated Stock Option Exercises During the Financial Year Ended November 30, 2006 and Financial Year-End Option Values

Value of Unexercised
			Unexercised Options	in-the-money Options
	Securities Acquired	Aggregate Value	at FY-End (#)	at FY-End ($)
Name	on Exercise (#)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Kenneth H. Kirkpatrick President and CEO	Nil	$Nil	350,000 exercisable Nil unexercisable	Nil exercisable Nil unexercisable

John T. Sentjens VP Finance and Secretary	Nil	$Nil	250,000 exercisable Nil unexercisable	Nil exercisable Nil unexercisable

Andrew Carniel VP Business Development	Nil	$Nil	250,000 exercisable Nil unexercisable	Nil exercisable Nil unexercisable

Wayne Zachary VP & GM of U.S. Systems Operations	Nil	$Nil	100,000 exercisable Nil unexercisable	Nil exercisable Nil unexercisable

Wayne Hoyle VP & GM of International Systems Operations	Nil	$Nil	45,000 exercisable Nil unexercisable	Nil exercisable Nil unexercisable
Stock Option and SAR Repricings
During the most recently completed financial year, the Company did not reprice downward any stock options held by any Named Executive Officer. The Company does not have any SARs.
Defined Benefit or Actuarial Plan
The Company does not have a pension plan or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation).
Termination of Employment, Change in Responsibilities and Employment Contracts
The following is a summary of the material terms and conditions of the employment contracts between the Company and each of the Named Executive Officers as of the Company’s financial year ended November 30, 2006.
Kenneth Kirkpatrick serves as President and CEO pursuant to an employment contract dated November 7, 2005. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 18 months notice or payment of 18 months base salary in lieu of notice. Mr. Kirkpatrick’s current base salary under the contract is $245,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (subject to a maximum of 40% of his base salary). In addition, Mr. Kirkpatrick is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract provides that in the event of a change of control of the Company, that the Company is taken over by a third party, Mr. Kirkpatrick may at his option terminate the contract, in which event he is entitled to a severance payment equal to 18 months base salary The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
John Sentjens serves as Vice President, Finance pursuant to an employment contract dated November 14, 2005. The employment contract is for no fixed term. The contract may be terminated by the

Company at any time for cause, and at any time without cause upon 12 months notice or payment of 12 months base salary in lieu of notice. Mr. Sentjens’ current base salary under the contract is $150,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (to a maximum of 30% of his base salary). In addition, Mr. Sentjens is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Andrew Carniel serves as Vice-President, Business Development pursuant to an employment contract dated November 14, 2005, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months notice in writing or payment of severance equal to 12 months base salary in lieu of notice. Mr. Carniel’s current base salary under the contract is $165,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (to a maximum of 30% of his base salary. In addition, Mr. Carniel is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Wayne Zachary serves as Vice President & General Manager of OSI’s U.S. Systems Operations pursuant to an employment contract dated December 14, 2005. The employment contract is for a 3 year fixed term, subject to earlier termination, with the option to extend for successive 1 year periods. The contract may be terminated by the Company at any time for cause, and at any time without cause upon the continuation of base salary for a period of 12 months following termination. Mr. Zachary’s current base salary under the contract is US$200,000. He is also eligible to receive stock options at the discretion of the Board of Directors as well as cash bonuses based on the Company meeting certain performance objectives (to a maximum of 40% of his base salary). In addition, Mr. Zachary is entitled to a company leased or owned automobile with an MSRP not to exceed $30,000 during 2006. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Wayne Hoyle serves as Vice President & General Manager of OSI’s International Systems Operations pursuant to an employment contract dated July 17, 2006. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months notice or payment of 12 months base salary in lieu of notice. Mr. Hoyle’s current base salary under the contract is $165,000 and he is eligible to receive stock options at the discretion of the Board of Directors. Up until November 30, 2006, Mr. Hoyle is also eligible to receive cash commissions on the gross sales of the Navigation Systems business unit. Those commissions totaled $58,217.66 for fiscal 2006. Starting fiscal 2007, Mr. Hoyle will no longer be eligible for commissions; he will be eligible for cash bonuses at the discretion of the Board of Directors based on the Company meeting certain performance objectives (to a maximum of 30% of his base salary). In addition, Mr. Hoyle is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Composition of the Human Resources and Compensation Committee
The members of the Human Resources and Compensation Committee were Brint Coxe, Walter Purio, and Raymond Johnston, all of whom served on the Committee throughout the financial year ended November 30, 2006. All of the members of the Committee are independent directors, have no indebtedness to the Company and have no interest in any material transactions with the Company.
REPORT ON EXECUTIVE COMPENSATION
The Company’s compensation policies are designed to recognize and reward the services of highly skilled executives, as well as provide compensation packages, with incentives, commensurate with industry standards.
Compensation packages reflect responsibilities and the marketplace and are designed to be competitive with (i) that of other publicly traded companies involved in industries similar to that of the Company and (ii) other publicly traded companies of comparable size in terms of revenue. In addition, the Company has analyzed compensation surveys and studies to compare the compensation packages to generally accepted practices for publicly traded companies. The major elements of the executive compensation packages consist of base salary, annual performance-based cash incentives, incentive stock options and a registered retirement savings plan contribution matching program. The Human Resources and Compensation Committee (the “Committee”) has the responsibility to annually review and recommend for approval by the Board, corporate goals and objectives relevant to the CEO’s compensation package, as well as review and approve the CEO’s compensation based on the Committee’s evaluation of the CEO’s performance. The Committee is also responsible to review, evaluate, and recommend compensation packages for (i) the directors of the Board, including the Chair of the Board (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Committee determines appropriate from time to time.
Base salary has been determined for each Named Executive Officer based upon individual performance and, in relation to comparable positions within corporations of comparable size in similar industries. The compensation awarded to Kenneth Kirkpatrick, President and CEO, John Sentjens, Vice President, Finance and Corporate Secretary, and Andrew Carniel, Vice President, Business Development was determined with reference to a report dated October 19, 2005, prepared by Watson Wyatt & Company in connection with an assessment of the salaries to be paid to senior management of CHI Systems Inc., a corporation of a size comparable to the Company which was acquired by the Company in December of 2005. The report was based on a review of four published survey sources of compensation data for high tech companies. In electing to use that report, the Human Resources and Compensation Committee noted that CHI Systems Inc. is of a comparable size to the Company in terms of revenues and total number of employees, and is in a similar industry. Base salary levels are intended to attract and retain executives, provide fair and competitive compensation commensurate to an executive’s experience, as well as to reward individual performance and one’s achievement of objectives. Annual performance-based incentives are designed to encourage and award improved performance from year to year.
In 2007 the Board awarded the following bonuses to the Named Executive Officers in respect of the performance of the Company in the financial year ended November 30, 2006:

Kenneth Kirkpatrick	$78,000
John Sentjens	$39,000
Wayne Zachary	$34,053
Andrew Carniel	$33,000

The compensation of Kenneth Kirkpatrick, the President and CEO, (who was appointed to those positions on November 7, 2005) consists of the same elements as are included in the compensation of other executive officers as described above and is established by the Board in consultation with the Human Resources and Compensation Committee based on its opinion as to a fair and reasonable compensation package, taking into account his contribution to the Company’s performance, long-term growth and corporate remuneration practices in Canada and abroad.
The Company’s executive compensation programs are also designed to attract and retain highly qualified senior executives and recognize that long-term performance incentives are an integral part of aligning the interest of executive officers and the Company’s shareholders. Long-term incentives are principally in the form of stock options. When determining whether and how new stock options are to be granted, the Human Resources and Compensation Committee considers a number of factors including salary, level of responsibility and the amount and terms of outstanding stock options. Stock options to executive officers are typically granted early in each fiscal year, vest immediately, and expire in three to five years.
The Company also has in place a plan for the executive officers and all other employees, including the Named Executive Officers, whereby the Company will pay a maximum of 4% of an employee’s base salary earned during the year to a designated registered retirement savings plan, provided that the employee matches such payment. The plan is intended to encourage employees to save for their retirement while providing an incentive package which is competitive with those offered by similar companies.
Submitted by the Human Resources and Compensation Committee for the financial year ended November 30, 2006:
E. Brinton Coxe
Raymond W. Johnston
Walter P. Purio
STOCK PERFORMANCE GRAPH
The following graph compares the total cumulative shareholder return for $100 invested in the common shares of the Company traded on the Toronto Stock Exchange (“TSX”) with the TSX S&P Composite Index during the period December 1, 2000 through November 30, 2006.

COMPENSATION OF DIRECTORS
Cash Compensation
During the fiscal year ended November 30, 2006, each member of the Board of Directors of the Company who was not an employee of the Company was entitled to receive $1,500 for each Board meeting attended in person, and $1,000 for each Board meeting which was held by means of telephone conference call if of significant length or involving significant preparation. Canadian directors are paid in Canadian funds and all other directors are paid in U.S. funds. During the fiscal year, the Board held four face-to-face meetings and six telephone conference call meetings. The directors as a group were paid an aggregate of approximately $56,540 for attending or participating in these meetings. In addition, the Chair of the Board was paid an annual retainer of $50,000. Each of the remaining directors was paid an annual retainer of $15,000. The Audit Committee chair was paid an annual retainer of $10,000 and the Human Resources and Compensation Committee chair was paid an annual retainer of $5,000. Members of the Audit Committee, members of the Human Resources and Compensation Committee and members of the Executive Committee were paid $1,500 for each committee meeting attended. Members of the Committees were paid a total of approximately $47,364 for attending or participating in a total of ten Committee meetings.
Stock Options
The following directors received stock options under the Company’s 1998 stock option plan in their capacity as a director during the financial year ended November 30, 2006:

			Market Value of
			Securities
		Exercise or Base	Underlying Options
	Securities Under	Price of	on the Date of Grant
Name of Director	Options Granted (#)	($/Security)	($/Security)	Expiration Date
Raymond W. Johnston (1)	25,000	$0.73	$0.73	April 12/11
Walter P. Purio	25,000	$0.73	$0.73	April 12/11
Helmut F. Lobmeier	25,000	$0.73	$0.73	April 12/11
E. Brinton Coxe	25,000	$0.73	$0.73	April 12/11
Gerald J. Shields	25,000	$0.73	$0.73	April 12/11
Donald W. Young	3,750 45,000	$0.73 $0.73	$0.73 $0.73	March 15/11 April 12/11
Joseph A. Stroud	3,750 45,000	$0.73 $0.73	$0.73 $0.73	March 15/11 April 12/11
Notes:
(1)	Mr. Johnston serves as the Chair of the Board of Directors
Fees for Services as Consultants or Advisors
During fiscal 2006 the Company engaged the services of a law firm of which Gerald Shields, a director, had an interest. The Company paid to that law firm a total of $202,954 in legal fees, disbursements and taxes during the fiscal year. The law firm provided legal services as well as general corporate and securities law services. Fees paid to that law firm in the prior year were $165,935. As of November 17, 2006, Mr. Shields no longer has an interest in any law firm that provided legal services to the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The only compensation plans under which equity securities of the Company are authorized for issuance are the three Stock Option Plans of the Company, all of which have been approved by the shareholders. The following table sets out a summary of the number of securities to be issued upon the exercise of outstanding options as at the Company’s year-end of November 30, 2006.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	3,417,584	$0.95	946,910
Equity compensation plans not approved by securityholders	0	0	0
Total	3,417,584	$0.95	946,910
CORPORATE GOVERNANCE
Board of Directors
As of the date of this Information Circular, the directors of the Company are Raymond Johnston, Kenneth Kirkpatrick, Brinton Coxe, Helmut Lobmeier, Walter Purio, Gerald Shields, Joseph Stroud and Donald Young. Messrs. Johnson, Lobmeier, Purio Shields, Stroud and Young are independent directors, while Messrs. Kirkpatrick and Coxe are not independent.
A member of the Board is considered not to be “independent” if he or she has a direct or indirect “material relationship” with the Company as set out in Section 1.2 of National Instrument 58-101. Mr. Kirkpatrick is not an independent director inasmuch as he serves as President and CEO of the Company. Mr. Coxe is not an independent director due to the fact that the Company paid him fees for providing advisory services to the Company during the financial year ended November 30, 2005. Directors who have an interest in a transaction involving the Company are required to declare such interests and abstain from voting on any resolution respecting the transactions.
The following directors of the Company are currently directors of other reporting issuers as noted opposite their names:

Name	Name of Reporting Issuers
Gerald J. Shields	Rainy River Resources Ltd. Heartland Resources Inc.

E. Brinton Coxe	InNexus Biotechnology Inc.

During the course of meetings of the Board of Directors, the Board regularly holds in-camera sessions at which members of management, including Mr. Kirkpatrick, the President and CEO, are excused. The independent directors do not regularly hold meetings consisting only of the independent directors due to the size of the board.
Mr. Johnston, who serves as Chair of the Board (which is not a full-time position), is an independent director. The responsibilities of the Chair include ensuring that the Board discharges its obligations, understands the boundaries between the responsibilities of the Board and those of management, ensuring that all Board meetings are run in an orderly manner, assisting and scheduling Board meetings, ensuring that the Board complies with the Company’s Corporate Governance Policies, ensuring that the Board meets on a regular basis without management.
From December 1, 2005 to November 30, 2006, the Board held four face-to-face meetings and six meetings by way of telephone conference call. All of the current directors participated in all of the meetings except Mr. Purio, who missed one conference call meeting.
Board of Directors’ Mandate
The Board of Directors’ mandate is published on the Company’s website at www.osigeospatial.com. A true copy of the Board’s mandate is attached as Schedule A to this Information Circular.
Position Descriptions
The Board has developed a written position description for the Chair. The Board has not developed written position descriptions for the Chairs of any of the Board committees. However, by Company practice, the Chair of each committee is charged with the responsibility of scheduling committee meetings and putting forth the proposed agenda for the meetings, ensuring that the committee fulfils its mandate as set out in the Company’s Corporate Governance Policy, ensuring that proper minutes of the meetings are taken and preparing and submitting reports to the Board respecting the proceedings of the committees.
The Company has developed, and the Board has approved, a written position description for the CEO.
Orientation and Continuing Education
New directors are given extensive briefings by the Chair of the Board, the CEO, and other members of senior management with respect to the business and operations of the Company, and they make an on-site visit to the Company’s headquarters. New directors are also provided with a record of public and other pertinent information concerning the Company, as well as a corporate manual. Directors are provided with summaries of developments and regulatory amendments to corporate governance policies on an ongoing basis. At the last Board meeting of each year a proposed schedule for Board meetings for the forthcoming year is presented, and the time commitment required of the Board and committee members is reviewed to ensure that all directors and committee members are made aware of what is expected of them.
Ethical Business Conduct
The Company has adopted a Code of Ethics for Directors and Senior Officers (the “Code”) which has been distributed to them, as well as a Code of Ethics for Employees which has been distributed to all directors, officers, employees and consultants. Copies of the Code are available from the Company on written request and are available for viewing on www.sedar.com and the Company’s investor website at www.osigeospatial.com. If a person knows or suspects a violation of the Code to which he or she is subject, that person must immediately report the alleged violation to the Chair of the Board or, if he or she is not available, then the Chair of the Audit Committee. In addition, the Board has adopted a whistle blower policy for directors, officers and employees and a whistler blower policy for third parties (i.e. persons who are not employed by the Company) which permit people to anonymously report unethical conduct concerning directors, officers and employees of the Company.
Nomination of Directors
Due to the relatively small size of the Board, the Board does not have a nominating committee; rather, the Board as a whole assumes responsibility to assess and make recommendations regarding Board effectiveness and to establish a process for identifying, recruiting, appointing, re-appointing, and providing ongoing education and development for directors.
Compensation
The Human Resource and Compensation Committee is mandated to review, and recommend to the Board for approval, the remuneration of senior management and directors. Compensation is reviewed not less than annually. The Human Resource and Compensation Committee and the Board consider responsibilities, risks, time commitment, and comparative remuneration in determining compensation.
The Human Resources and Compensation Committee retained the firm of Watson Wyatt & Company to prepare a survey of compensation in connection with the consideration of compensation set for John Sentjens, Vice President, Finance and Corporate Secretary, and Andrew Carniel, Vice President, Business Development. Watson Wyatt was mandated to provide salary ranges for senior executives holding those positions in companies of comparable size in the high tech industry. See “Report on Executive Compensation” for further particulars.
The Human Resources and Compensation Committee set Mr. Kirkpatrick’s compensation in those capacities with reference to the report received from Watson Wyatt & Company referred to above.
Other Board Committees
In addition to the Audit Committee and the Human Resources and Compensation Committee, the Board has one other standing committee, namely the Executive Committee. The responsibilities of the Executive Committee are to:
(a)	recommend corporate governance procedures;

(b)	define limits of management’s responsibilities;

(c)	assist the Board in identifying new directors for nomination to the Board and to assess directors on an ongoing basis;

(d)	oversee the adequacy of operating capital to implement the Company’s business plan;

(e)	approve the engagement of individual directors of outside advisors at the Company’s expense at appropriate circumstances; and

(f)	oversee the Company’s activities in the area of investor relations and relations with the capital markets.
Assessments
Pursuant to the Company’s Board of Directors’ Mandate, attached as Schedule “A” to this Information Circular, the Board is responsible for annually assessing the effectiveness of the Board as a whole, its committees and the contributions of individual directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR
Pursuant to Multilateral Instrument 52-110 Audit Committees, the Company has provided disclosure with respect to its Audit Committee in the Company’s annual information form. Please refer to the annual information form for this information. The annual information form is available on SEDAR at www.sedar.com.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of the directors or executive officers of the Company was indebted to the Company at any time during the financial year ended November 30, 2006. The Company does not have any programs under which it loans money to directors or executive officers to purchase securities of the Company.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set forth in this or any previous Information Circular, and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate of affiliate of any of the foregoing persons, had since December 1, 2005, being the date of commencement of the Company’s last completed financial year, any material interest, direct or indirect in any transactions which materially affected the Company or in any proposed transaction which has or would materially affect the Company.
APPOINTMENT OF AUDITOR
Ernst & Young LLP, Chartered Accountants, of 700 West Georgia Street, 23rd Floor, Vancouver, British Columbia, V7Y 1C7 will be nominated at the meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Ernst & Young LLP, was first appointed auditor on April 17, 2003.
MANAGEMENT CONTRACTS
Management services for the Company are not, to any material degree, performed by persons other than the directors and executive officers of the Company.
PARTICULARS OF MATTERS TO BE ACTED UPON
Restated Shareholder Rights Plan
Introduction
On April 19, 2001, the Board of Directors of the Company adopted the Shareholder Rights Plan (the “2001 Rights Plan”). The 2001 Rights Plan was approved by the Toronto Stock Exchange (the “TSX”) as well as confirmed by the shareholders of the Company at an annual and special meeting in April 2001. On April 24, 2004 the shareholders of the Company voted in favour of the continued existence of the Rights Plan until the close of business on April 19. 2007 Since the 2001 Rights Plan was implemented, the Company changed its name and its authorized share capital. The provincial corporate legislation that governs the Company and securities laws relating to take over bids have also changed since 2001. As a result of these changes, the Board of Directors has adopted an amended and restated shareholder rights plan (the “Rights Plan”). Shareholders will be asked to consider a resolution approving, ratifying and confirming the Rights Plan and all rights (the “Rights”) issued pursuant to the Rights Plan. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders. With the exception to amendments to change the name of the Company, reducing the redemption price to $0.0001 per right, adding rights attaching to the Company’s Class A Series A Shares the Class B Series 1 Preference Shares and the Class B Series 2 Shares, changing the expiry of a take over bid to 35 days from 21 days making some typographical changes, the Rights Plan is in the same form as the 2001 Rights Plan. The Rights Plan is subject to the approval of the TSX as well as confirmation by the shareholders of the Company at the Meeting. Shareholders will be asked to consider a resolution approving, ratifying and confirming the Rights Plan and all rights (the “Rights”) issued pursuant to the Rights Plan.
A true copy of the agreement which gives effect to the Rights Plan (the “Rights Agreement”) may be reviewed by shareholders of the Company at the Company’s registered and records office at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 during normal business hours and can be found on SEDAR at www.sedar.com.
Directors’ Recommendation
The Board of Directors has unanimously determined that the Rights Plan is in the best interests of the Company and its shareholders and recommends that shareholders vote in favour of the Rights Plan.
Background and Purpose of the Rights Plan
The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 35 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize shareholder value, and make informed recommendations to shareholders.
The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited Take-over Bid for the Company. The Rights Plan will encourage an Offeror to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the Offeror’s position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any Take-over Bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the Take-over Bid on a fully informed basis.
The Rights Plan was not adopted in response to, or in anticipation of, any acquisition or take-over offer. Furthermore, in adopting the Rights Plan, the Board does not intend to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the voting shares of the Company. The Rights Plan may, however, increase the price to be paid by a potential Offeror to obtain control of the Company and may discourage certain transactions, including a Take-over Bid for less than all the voting shares of the Company. Accordingly, the Rights Plan may deter some Take-over Bids.
The Rights Plan is not intended to, and ultimately does not, deter full and fair offers for the shares of the Company. The Rights Plan does not impose any additional burden on the Company’s operations or financial capacity. The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its shareholders.
In recent years, unsolicited bids were made for the shares of a number of Canadian public companies. Most of these companies had shareholder rights plans which were used by the target’s Board of

Directors to gain time to seek alternatives to the bid with the objective of enhancing shareholder value. In a number of these transactions, a change of control ultimately occurred at a price in excess of the original bid price, demonstrating that the existence of the Rights Plan will not necessarily prevent successful unsolicited Take-over Bids for the common shares.
Terms of the Rights Plan
The following is a summary of the terms of the Rights Plan. This summary is qualified in its entirety by the Rights Agreement.
Issue of Rights
Under the Rights Plan, share purchase rights (the “Rights”) are to be created on May 25, 2007 in respect of the shares of the Company at the rate of one Right for each share outstanding as at 5:00 p.m. (Pacific Time) on such date (the “Record Date”) and each “voting share” (a share that entitles the holder to vote on the election of directors) (together “Common Shares”) issued after the Record Date but before the earlier of the Separation Time and the Expiration Time (as those terms are defined below).
Separation Time
Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (as defined below) will bear a legend incorporating the Rights Agreement by reference. Promptly following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to the holders of record of Common Shares as of the Separation Time. After such time, the Rights Certificates alone will represent the Rights, and the Rights will be transferable separately from the Common Shares.
The “Separation Time” is the close of business on the eighth business day (or such later day as may be determined by the Board) after the earlier of:
          (a)     the “Stock Acquisition Date”, which is the date of the first public announcement of facts indicating that a person has become an Acquiring Person (as defined below);
          (b)     the date of the commencement of, or first public announcement of the intent of any person (other than the Company or a subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or Competing Permitted Bid (each as defined below)) to acquire Beneficial Ownership of shares of the Company to which is attached a right to vote for the election of all directors generally which, together with such person’s voting shares, constitute in the aggregate more than 20% of the voting shares; and
          (c)     the date upon which a Permitted Bid or Competing Permitted Bid (each as defined below) ceases to be such.
After the Separation Time, and prior to the Expiration Time (as defined below), each Right may be exercised to purchase one Common Share of the Company at the Exercise Price (defined below).
The Rights Plan has a term of approximately three years and will expire at the close of the annual general meeting of shareholders next following April 18, 2010 (the “Expiration Time”) unless the

Rights are earlier redeemed or exchanged by the Company, or the Rights Plan is extended by further approval of the shareholders.
Acquiring Person
Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the voting shares. A person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of 20% or more of the shares as a result of: (a) a voting share Reduction which, by reducing the number of shares outstanding, increases the percentage of shares Beneficially Owned by such person to 20% or more; (b) a Pro-Rata Acquisition; or (c) share acquisitions made pursuant to a Permitted Bid or otherwise on terms approved by the Board of Directors, provided that if he becomes the Beneficial Owner of 20% or more of the voting shares by such means and he subsequently becomes the Beneficial Owner of additional shares, other than by such means, then, as of the date of such additional acquisition, he shall become an Acquiring Person. A person who is an Acquiring Person as at the Record Time may acquire additional shares to a maximum of 1% of the voting shares without triggering the dilutive effects of the Rights.
Beneficial Ownership
In general, a person “Beneficially Owns” voting shares held by the person and voting shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holding by the person’s “Affiliates” (generally, a person that controls, is controlled by, or under common control with the other person) and “Associates” (generally, a corporation with more than 10% of its shares controlled by the person, a partner of the person, a trust in which the person has a substantial beneficial interest or of which the person is the trustee and the spouse or relatives of the person sharing the person’s residence). Also included are securities which the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities, and other than pledges of securities in the ordinary course of business).
A person is also deemed to “Beneficially Own” any securities that are Beneficially Owned by any other person with which the person is acting jointly or in concert.
Investment advisors (for fully managed accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring greater than 20% of the Company’s shares will not be considered to be the Beneficial Owners of such shares, and so will be exempt from triggering the dilutive effects of the Rights, provided that they are not, either alone or as part of a group, making a Take-over Bid.
Rights Exercise Privilege
The Rights will separate from the shares and become exercisable 8 business days after a person has acquired 20% or more of, or commences or announces a Take-over Bid for, the Company’s outstanding common shares, other than by an acquisition pursuant to a Permitted Bid. The acquisition by an Acquiring Person of 20% or more of the Company’s shares is referred to as a “Flip-in Event”. Prior to the Rights being triggered by a Flip-in Event, the Rights will have no value and will have no dilutive effect on the shares.
When a Flip-in Event occurs each Right (except for the Rights beneficially owned by an Acquiring Person or certain transferees of an Acquiring Person, which Rights shall be void) becomes a right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights

Agreement, common shares having an aggregate market price of twice the Exercise Price (as defined below) for an amount equal to the Exercise Price. Accordingly, a Flip-in Event that is not approved by the Board of Directors will result in significant dilution to an Acquiring Person. The Rights Plan is designed to require any person interested in acquiring more than 20% of the Company’s shares to do so by way of a Permitted Bid or to make an offer which the Board considers to represent the full value of the shares.
Exercise Price and Anti-Dilution Adjustments
The price at which a holder of a Right may purchase the Common Shares issuable upon exercise of such right (the “Exercise Price”) will initially be $30.00 per Right. The Rights Agreement provides for adjustments to the number of Rights outstanding, the number of shares which may be acquired pursuant to each Right and the Exercise Price (or a combination of the foregoing) in certain circumstances or upon the occurrence of certain events, including consolidations or subdivisions of the shares, the payment of dividends, limitations that may exist from time to time in respect of the Company’s authorized but unissued share capital or the exchange of existing shares for other shares or securities of the Company.
Permitted Bid and Competing Permitted Bid
A Permitted Bid will not trigger the dilutive effects of the Rights Plan. The Permitted Bid requirements include the following:
(i)	the offer must be made for all shares and must be made by way of a Take-over Bid circular to all holders of the Company’s shares;

(ii)	the Offeror must not Beneficially Own more than 10% of the outstanding shares (this restriction does not apply to Offerors who Beneficially Own 10% or more of the outstanding shares as at the Record Time provided that they do not increase their Beneficial Ownership by more than 1% of the outstanding shares after the Record Time);

(iii)	the offer must be outstanding for a minimum of 60 days to permit shareholders of the Company to properly assess the bid and to allow competing bids to emerge. This also gives the Board of Directors of the Company sufficient time to review the offer, seek or formulate alternatives and communicate its recommendation to shareholders of the Company. Should more than 50% of shares held by the shareholders other than the Offeror be tendered to the offer, shareholders of the Company are to be provided with an additional 10 clear business days during which to tender any shares not already tendered to the offer;

(iv)	the offer must provide that shares may only be taken up and paid for if more than 50% of the shares held by shareholders of the Company other than the Offeror have been deposited or tendered and not withdrawn;

(v)	when the offer has been made, no further shares may be acquired by the Offeror except pursuant to the Permitted Bid; and

(vi)	if the consideration offered is not payable entirely in cash, a fairness opinion must be provided to the shareholders of the Company in connection with the offer.
A Permitted Bid, even if not approved by the Board, may be made directly to the shareholders of the Company. Shareholders’ approval at a special meeting will not be required for a Permitted Bid.

Instead, shareholders of the Company will initially have at least 60 days to decide whether to deposit their shares.
A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, and satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of 35 days after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid then in existence was made.
If one or more Permitted Bids or Competing Permitted Bids are made, the Board of Directors may require that in order for any such bid to retain its status as a Permitted Bid or Competing Permitted Bid, it must provide that no voting shares will be taken up or paid for prior to the latest time at which Permitted Bid or Competing Permitted Bid expires (the “Extension Time”), provided that the Extension Time is not later than 90 days after the date on which such Take-over Bid was made
Redemption and Waiver
The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate.
The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a take-over bid made by take-over bid circular to all holders of record of voting shares. However, if the Board waives the application of the Rights Plan, the Board shall be deemed to have waived the application of the Rights Plan with respect to any other Flip-in Event occurring by reason of such take-over bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.
The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, with the prior consent of the holders of voting shares, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of voting shares. In the event that the Board proposes such waiver, the Board shall extend the Separation Time to a date that is no later than 10 business days following the date of the meeting of holders of voting shares called to approve such waiver.
Amendments
Following shareholder ratification of the Rights Agreement, the Company may, from time to time, amend the Rights Agreement without the approval of the holders of shares or Rights, to correct any clerical or typographical error. The Company may also, with the consent of the holders of shares, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of the Rights Agreement. After the Separation Time, the Rights Agreement may be amended only with the consent of the holders of Rights.
Shareholder Approval and Future Ratification
The Rights Plan requires shareholder approval and, accordingly, at the Meeting, shareholders will be asked to approve the Rights Plan as summarized in this information circular and as more particularly described in the full text of the Rights Plan available for review at the Company’s registered and records office. The following is the text of the proposed resolution:

“BE IT RESOLVED THAT:
1.	The Shareholder Rights Plan Agreement dated as of April 19, 2001 and amended and restated on March 19, 2007, between the Company and Computershare Investor Services Inc., as Rights Agent, as adopted by the Board of Directors of the Company on March 19, 2007, and the issuance of the rights to holders of common shares of the Company substantially in accordance with the terms and conditions of such Shareholder Rights Plan Agreement, is hereby ratified, confirmed and approved; and

2.	any director or senior officer of the Company be, and is hereby authorized and directed, for and on behalf of and in the name of the Company, to do all such acts and things and to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing.”
If the Rights Plan Resolution is not approved, the Rights Plan will immediately terminate.
In addition, the Rights Agreement provides that the continued existence of the Rights Plan must be ratified by a majority of the shareholders of the company at its extraordinary general meeting three years following the Meeting. Subject to shareholder approval and future shareholder ratification, the Rights Plan will have a term of six years.
DISCLOSURE RESPECTING SECURITY-BASED COMPENSATION ARRANGEMENTS
The TSX requires that issuers disclose the terms of any security based compensation arrangements which they have in place. The only security based compensation arrangements which the Company has in place are its three incentive stock option plans (collectively the “Stock Option Plans”) which were adopted in 1994, 1996 and 1998. All three Stock Option Plans were approved by the TSX and by the shareholders of the Company by way of disinterested vote, and terms of all three are the same in all material respects except for the number of shares reserved for issuance under them. The Company has three Stock Option Plans because, historically, as the number of shares available for granting under one Stock Option Plan was depleted, the Company would adopt another plan. Since 1998 the Company has amended its 1998 Stock Option Plan on three occasions to replenish the number of shares available for granting under the plans, rather then adopting a new plan. The information set out below is with respect to all three Stock Option Plans and amendments combined as if they were all one plan. This information is being provided to meet the Company’s disclosure obligations under TSX policies. The Company is not seeking shareholder approval to amend any of the Stock Option Plans or to otherwise obtain approval for any security based compensation arrangements.
Eligible Participants
Stock options may be issued to directors, senior officers, employees, contractors, consultants, and other service providers of the Company or of any of its affiliates or subsidiaries.
Number of Securities Issued and Issuable
Each stock option granted under the Stock Option Plans is exercisable into one common share of the Company. As of the date of this information circular, a total of 3,417,584 stock options have been granted and are unexercised, representing 8.9% of the total issued and outstanding common shares of the Company. In addition, a total of 946,910 stock options are issuable under the Stock Option Plans as of the date hereof, representing 2.5% of the number of common shares currently outstanding. The total number of stock options issued and issuable under the Stock Option Plans as of the date hereof represent 11.4% of the total issued and outstanding shares of the Company.

Maximum Stock Options per Person
The number of shares reserved for issuance to any one stock option holder pursuant to stock options granted under the Stock Option Plans may not exceed 5% of the outstanding common shares of the Company at the time of grant.
Exercise Price
The exercise price of stock options granted under the Stock Option Plans is set by the Board at the time that the stock options are granted. The exercise price must be not less than a price equal to the closing price of the Company’s common shares on the TSX on the date immediately preceding the date of grant.
No Assignment
The stock options may not be assigned or transferred.
Vesting
The Board has discretion to impose terms and conditions as to the vesting of stock options. Any vesting provisions are set at the time that the stock options are granted.
Term
The term of stock options is set by the Board at the time of grant. No maximum term is prescribed under the Stock Option Plans. To date no options have ever been granted by the Board for a term exceeding five years.
Termination of Options
The provisions respecting termination of stock options may be set by the Board. If the Board does not so specify, stock options held by an optionee terminate after the earliest of (i) three months after the optionee’s employment terminates by reason of his disability or retirement, (ii) 12 months after his or her death (in which case his or her estate may exercise them), (iii) 30 days from the date of termination of the optionee’s employment with the Company other than by reason of death, disability or retirement. Generally speaking, if an employee is terminated without cause, the Board will allow the employee to retain his or her stock options for the unexpired term of the stock options.
Amendments to Stock Option Plans
No material amendments may be made to the Stock Option Plans without the approval of the TSX and the Company’s shareholders by way of disinterested vote.
Financial Assistance
The Company does not provide financial assistance to optionees to facilitate the exercise of their options. The Company’s Stock Option Plans contain provisions for the creation of a payroll deduction plan to fund option exercises, but the Company has not implemented such a plan.
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.
ADDITIONAL INFORMATION
Additional information respecting the Company is available on the SEDAR website at www.sedar.com or the Company’s web site at www.osigeospatial.com. Securityholders may contact the Company to request copies of the Company’s financial statements and management’s discussion and analysis at the following address:
OSI GEOSPATIAL INC.
Suite 107 – 930 West 1st Street
North Vancouver, British Columbia, V7P 3N4
Canada
Phone: 604-904-4600
Email: invest@osigeospatial.com
Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the financial year ended November 30, 2006.
BOARD APPROVAL
The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.
ON BEHALF OF THE BOARD OF DIRECTORS

KENNETH KIRKPATRICK
President and Chief Executive Officer

JOHN T. SENTJENS
Secretary

SCHEDULE A
TO THE INFORMATION CIRCULAR OF OSI GEOSPATIAL INC. (“OSI”)
BOARD OF DIRECTORS’ MANDATE
The board of directors of the Corporation has overall responsibility for the stewardship of the Corporation, including responsibility for:
(a)	adoption of a strategic planning process and approval and review, on at least an annual basis, of a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business;

(b)	identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

(c)	succession planning, including appointing, training and monitoring senior management in general and the CEO in particular;

(d)	communication policies for the Corporation, which policies should (i) address how the Corporation interacts with analysts, investors, other key stakeholders and the public; (ii) contain measures for the Corporation to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and (iii) be reviewed at least annually;

(e)	the integrity of the Corporation’s internal control and management information systems;

(f)	developing the Corporation’s approach to corporate governance issues; and

(g)	assessing the effectiveness of the Board, the recruitment of new directors and the provision of orientation and education programs for new directors.
Strategic Planning
Senior management of the Corporation must develop long-term strategies with respect to the Corporation’s operations to be adopted by the board of directors. The strategies are to be reviewed and updated not less than annually and otherwise as reasonably required. Included in the development of these long-term strategies will be annual strategic, operating and capital plans. The strategic plan is to take into account, among other things, the opportunities and risks of the Corporation’s business.
Identification and Management of Risks
The board of directors has the responsibility to identify the principal risks of the Corporation’s business and must, with management, establish systems and procedures to ensure that these risks are monitored. These systems and procedures must include the effective management of the Corporation’s assets and financial resources, and must ensure compliance with all regulatory obligations.
Supervision and Succession of Management
The board of directors is responsible for the supervision of senior management to ensure that the operations of the Corporation are conducted in accordance with objectives set by the board. The board must approve all appointments of senior management and, as part of the Corporation’s planning process, review and discuss succession planning for senior management positions.
Corporate Disclosure Policy
The Corporation’s Corporate Disclosure Policy is incorporated in the Written Disclosure Policy of the Corporation and is available on its Web Site at www.osigeospatial.com. Following it will ensure that all material issues relating to the Corporation are communicated to shareholders and other stakeholders adequately. It includes provisions regarding the release of annual and quarterly reports and press releases.
In addition to annual general meetings, meetings will be held from time to time in each year between management and various investors, investment analysts, credit rating agencies and financial institutions. Selective disclosure to investors and investment analysts is not permitted and the Corporate Disclosure Policy contains measures to ensure this does not occur.
The Corporate Disclosure Policy must be reviewed annually by the board.
Internal Control
The board of directors, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Corporation. The duties of the Audit Committee are discussed in the Company’s annual information form. Please refer to the annual information form for this information. The annual information form is available on SEDAR at www.sedar.com.
Securities Trading Policy
The Corporation’s Securities Trading Policy sets out Blackout Periods during which trading in securities of the Corporation is prohibited and is incorporated in the Written Disclosure Policy of the Corporation. It is available on the Corporation’sWeb Site at www.osigeospatial.com.
Outside Advisors
An individual director may engage an outside advisor at the expense of the Corporation in appropriate circumstances and subject to approval of the Executive Committee of the board.
Independence of the Board
In order to ensure that the board of directors can function independently of management, it must:
(a)	appoint a chair of the board who is not a member of management who will have responsibility to ensure the board discharges its responsibilities; or

(b)	assign this responsibility to an outside director known as the lead director. The chair or lead director should ensure that the board:
(i)	understand the boundaries between the board and management responsibilities;

(ii)	address its responsibilities under this Corporate Governance Policy; and

(iii)	meet on a regular basis without management present.

OSI Geospatial, Inc
Security Class
Holder Account Number
Form of Proxy - Annual Meeting to be held on April 18, 2007
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 5:00 pm, Eastern Time, on April 16, 2007.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.computershare.com/proxy

1-866-732-VOTE (8683) Toll Free
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER
14FE07058.E.SEDAR/000001/000001/i

+			+
Appointment of Proxyholder

The undersigned (“Registered Shareholder”) of OSI Geospatial, Inc (the “Company”) hereby appoints: Kenneth Kirkpatrick, President and CEO of the Company, or failing him, John Sentjens, the Secretary of the Company,
	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of OSI Geospatial, Inc to be held at the Metropolitan Hotel (645 Howe Street, Vancouver, British Columbia) on April 18, 2007 at 1: 30 PM (Local Time) and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against
1. Fix Number of Directors

To fix the number of directors at seven (7).							☐	☐

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Kenneth Kirkpatrick	☐	☐	02. Raymond W. Johnston	☐	☐	03. Helmut F. Lobmeier	☐	☐

04. Walter P. Purio	☐	☐	05. Gerald J. Shields	☐	☐	06. Joseph A. Stroud	☐	☐

07. Donald W. Young	☐	☐

3. Appointment of Auditor							For	Withhold

Appointment of Ernst and Young, LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.							☐	☐

							For	Against
4. Amended and Restated Shareholder Rights Plan

To approve an amended and restated shareholder rights plan.							☐	☐

							For	Against
5. Transact Other Business

To transact such other business as may properly come before the meeting.							☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM/DD/YY

Interim Financial Statements		Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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OSI Geospatial, Inc
Security Class
Holder Account Number
Voting Instruction Form (“VIF”) - Annual Meeting to be held on April 18, 2007
NON-REGISTERED (BENEFICIAL) SHAREHOLDERS
1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.	We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.	If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.
VIFs submitted must be received by 5:00 pm, Eastern Time, on April 16, 2007.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com

1-866-734-VOTE (8683) Toll Free
If you vote by telephone or the Internet, DO NOT mail back this VIF.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER
14FE07058.NOBO.E.SEDAR/000001/000001/i

+			+
Appointee(s)

I/We, being holder(s) of OSI Geospatial, Inc (the “Company”) hereby appoints: Kenneth Kirkpatrick, President and CEO of the Company, or failing him, John Sentjens, the Secretary of the Company,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of OSI Geospatial, Inc to be held at the Metropolitan Hotel (645 Howe Street, Vancouver, British Columbia) on April 18, 2007 at 1:30 PM (Local Time) and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against
1. Fix Number of Directors

To fix the number of directors at seven (7).							☐	☐

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Kenneth Kirkpatrick	☐	☐	02. Raymond W. Johnston	☐	☐	03. Helmut F. Lobmeier	☐	☐

04. Walter P. Purio	☐	☐	05. Gerald J. Shields	☐	☐	06. Joseph A. Stroud	☐	☐

07. Donald W. Young	☐	☐

3. Appointment of Auditor							For	Withhold

Appointment of Ernst and Young, LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.							☐	☐

							For	Against
4. Amended and Restated Shareholder Rights Plan

To approve an amended and restated shareholder rights plan.							☐	☐

							For	Against
5. Transact Other Business

To transact such other business as may properly come before the meeting.							☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		MM/DD/YY

Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐	Should you wish to receive a legal proxy, refer to Note #8 on reverse.
If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ Ken Kirkpatrick”
Title: President & CEO

Date: March 20, 2007